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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period commencing December 10, 2002 through December 21, 2002

KONINKLIJKE KPN N.V.

Maanplein 5
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes ☐        No ☒

        If "Yes" is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

  —
  KPN's strategic partnership with NTT DoCoMo unchanged, dated December 10, 2002;

  —
  E-Plus receives EUR 150 million of Quam, dated December 19, 2002;

  —
  Resignation of member of KPN Supervisory Board, dated December 20, 2002.

Press Release

KPN's strategic partnership with NTT DoCoMo unchanged	Date December 10, 2002 Number 086pe

On November 15th, KPN announced its decision to recapitalize its mobile activities through conversion of € 14 billion of shareholder loans from KPN into equity at KPN Mobile before year- end. To maintain its shareholding, NTT DoCoMo had the right to subscribe to additional shares of KPN Mobile. At that time, KPN already indicated that it anticipated that NTT DoCoMo would not exercise this right. Today, NTT DoCoMo announced that it has decided not to exercise its right.

As a result, the Board and the shareholders of KPN Mobile N.V have today decided to issue to KPN 7 billion shares of € 2 nominal per share. NTT DoCoMo's voting interest will be diluted from 15% to approximately 2.2%.

KPN fully respects NTT DoCoMo's decision and looks forward to continuing the successful strategic partnership with NTT DoCoMo.

Press Release

E-Plus receives EUR 150 million of Quam	Date 19 December 2002 Number 090pe

E-Plus, a company controlled by Royal KPN N.V. has reached an amicable agreement with Quam, a company controlled by Telefónica Movilés regarding the termination of all existing business relations between the two companies in Germany.

Quam will pay EUR 150 million in cash to E-Plus before the end of December 2002. E-Plus has also the right to take over individual UMTS sites of Quam if these fit in the UMTS network rollout plan of E-Plus.

Press Release

Resignation of member of KPN Supervisory Board	Date 20 December 2002 Number 092pe

The KPN Board of Management respects the reasons which motivated Mr Van der Hoeven, CEO of Ahold, to resign as member of the KPN Supervisory Board as from 12 May 2003, but nevertheless regrets his resignation.

Ad Scheepbouwer, Chairman of the KPN Board of Management: "I got to know Cees van der Hoeven as an exceptionally conscientious member of the Supervisory Board who made a very valuable contribution to the development of KPN in particular during the past difficult years."

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: December 23, 2002	By:	/s/ MICHIEL ROOVERS Michiel Roovers Legal Counsel

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SIGNATURES